May 8, 2012

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Autoliv, Inc.

Form 10-K for fiscal year ended December 31, 2011

Filed February 23, 2012

File No. 001-12933

Dear Mr. Humphrey:

On behalf of Autoliv, Inc. (the “Company”), I am providing this letter to you in response to the Comment Letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 2, 2012 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 filed on February 23, 2012. For your convenience, I have reproduced below in bold the original text of the Staff’s comment, and have included the Company’s response immediately following such comment.

Form 10-K for the fiscal year ended December 31, 2011

Contractual Obligations and Commitments, page 27

As noted in SEC Release 33-9144, the table of contractual obligations permits flexibility in the ways registrants can present information about their contractual obligations and commitments in the table. Notwithstanding this flexibility, we believe that registrants should provide, in the table or footnotes to the table information necessary for an understanding of the timing and amount of expected pension contributions. Some registrants elect to present only their estimated contribution for the next fiscal year, some elect to present only the future minimum statutory funding requirements over a number of years and some present all expected contributions, required and voluntary. On an ongoing basis, please provide such information in a manner that is clear, understandable and suitable to your business. In view of the uncertainties that can affect your determination, you may also need to disclose the factors that could affect your estimates.

In response to the Staff’s comment, the Company will include in its next Form 10-K for the fiscal year ended December 31, 2012 (and subsequent filings) the timing and amount of expected pension contributions in its Contractual Obligations and Commitments section in its MD&A. We respectfully submit that the disclosure was included in our Form 10-K under “Pension Arrangements” in our MD&A and in Footnote 18 to the Company’s consolidated financial statements but we will also include this information in a footnote to the table in the Contractual Obligations and Commitments section of MD&A in future filings. We have set forth below an example of the disclosure we intend to include with respect to the “Pension contribution requirements” line item in the table using information from our 2011 Form 10-K:

Proposed Disclosure:

AGGREGATE CONTRACTUAL OBLIGATIONS1)

	Payments due by Period
(DOLLARS IN MILLIONS)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations including DRD 2)	647	299	138	2	208
Fixed-interest obligations including DRD 2)	68	22	28	12	6
Operating lease obligations	99	29	40	17	13
Unconditional purchase obligations	—	—	—	—	—
Pension contribution requirements 3)	12	12	—	—	—
Other non-current liabilities reflected on the balance sheet	26	—	12	5	9

Total	852	362	218	36	236

1)	Excludes contingent liabilities arising from litigation, arbitration, income taxes or regulatory actions.
2)	Debt-Related Derivatives, see Note 12 to the Consolidated Financial Statements.
3)	Expected contributions for funded and unfunded defined benefit plans excludes payments beyond 2012.

Pension contribution requirements: The Company sponsors defined benefit plans that cover a significant portion of our U.S. employees and certain non-U.S. employees. The pension plans in the U.S. are funded in conformity with the minimum funding requirements in the Pension Protection Act of 2006. Funding for our pension plans in other countries is based upon plan provisions, actuarial recommendations and/ or statutory requirements. In 2012, the expected contribution to all plans, including direct payments to retirees, is $12 million, whereof the major contribution is $7 million for our U.S. pension plans. Due to volatility associated with future changes in interest rates and plan asset returns, the Company cannot predict with reasonable reliability the timing and amounts of future funding requirements, and therefore the above excludes payments beyond 2012. We may elect to make contributions in excess of the minimum funding requirements for the U.S. plans in response to investment performance and changes in interest rates, or when we believe that it is financially advantageous to do so and based on other capital requirements. Excluded from above are expected contributions of approximately $1 million due in 2012 with respect to our other post-employment benefit (OPEB) plans, which represents the expected benefit payments to participants as costs are incurred.

As requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Mats Wallin
Mats Wallin
Chief Financial Officer
Vice President Finance